UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___August 2004____	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

Second Quarter Interim Financial Statements for June 30, 2004

2.

Second Quarter MD&A for June 30, 2004

3.

CEO and CFO Certifications

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  August 13, 2004

                    Signed: /s/ Larry Johnson

                                                                       Larry Johnson, Chief Financial Officer

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004

FRONTEER DEVELOPMENT GROUP INC.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2004

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by, and are the responsibility of, the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an auditor.

FRONTEER DEVELOPMENT GROUP INC.

CONSOLIDATED BALANCE SHEETS

AS AT

June 30,

December 31,

2004

2003

$

$

ASSETS

CURRENT Cash and cash equivalents	10,483,743	3,351,182
Restricted short-term investments (Note 2)	46,342	46,156
Accounts receivable and prepaids	412,404	107,134
	10,942,489	3,504,472
EQUIPMENT	87,092	67,306
LONG-TERM INVESTMENTS	9,000	46,000
EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Note 3)	2,073,907	914,516
	13,112,488	4,532,294
LIABILITIES CURRENT Accounts payable and accrued liabilities	246,078	97,571
SHAREHOLDERS' EQUITY	14,498,463	4,743,074
SHARE CAPITAL (Note 4) Issued 31,089,277 common shares
CONTRIBUTED SURPLUS (Note 9)	2,392	2,392
WARRANTS (Note 4)	470,087	360,883
OPTIONS (Note 4)	494,781	56,109
ACCUMULATED DEFICIT (Note 9)	(2,599,313)	(727,735)
	12,866,410	4,434,723
	13,112,488	4,532,294

Approved by the Board of Directors:

"Oliver Lennox-King"

"Mark O'Dea"

Director

Director

FRONTEER DEVELOPMENT GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT FOR THE PERIODS ENDED JUNE 30

	Three months Three months		Six months	Six months
	ended June 30, ended June 30, ended June 30, ended June 30,
	2004	2003	2004	2003
	$	$	$	$
OPERATING EXPENSES Accounting and audit	18,901	5,237	24,720	10,237
Amortization	6,280	3,084	11,255	6,220
Consulting fees	84,254	3,570	255,511	7,140
Investor relations	242,277	25,154	432,483	49,620
Legal	81,882	22,027	83,305	24,917
Listing and filing fees	46,951	6,315	65,675	16,143
Management fees (Note 7)	104,280	39,093	133,083	71,852
Office and general	15,385	8,978	26,486	15,365
Promotion and advertising	154,536	33,775	364,234	51,873
Property investigation	8,914	14,831	62,828	23,701
Rent	17,633	11,578	35,170	15,717
Stock-based compensation (Note 10)	153,354	-	225,078	-
Wages and benefits	74,850	1,368	97,744	3,111
Recovery of expenses	(94,905)	-	(133,301)	-
Interest (income)	(55,944)	(4,576)	(71,406)	(9,762)
Loss on sale of investments	16,619	-	16,619	-
	875,267	170,434	1,629,484	286,134
NET (LOSS) BEFORE INCOME TAXES	(875,267)	(170,434)	(1,629,484)	(286,134)
Future income tax (recovery)	-	(209,240)	-	(209,240)
NET (LOSS) FOR THE PERIOD	(875,267)	38,806	(1,629,484)	(76,894)
(DEFICIT), BEGINNING OF PERIOD As previously reported	(1,724,046)	(372,577)	(727,735)	(256,877)
Adjustment to prior periods due to change in accounting policy (Note 10)	-	-	(242,094)	-
As restated	(1,724,046)	(372,577)	(969,829)	(256,877)

(DEFICIT), END OF PERIOD	(2,599,313)	(333,771)	(2,599,313)	(333,771)
Basic net (loss) per share (Note 8)	(0.03)	0.00	(0.06)	(0.01)
Weighted average number of shares outstanding	30,408,905	15,321,709	25,959,075	15,260,059

FRONTEER DEVELOPMENT GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31

	Three months ended June 30, 2004 $	Three months ended June 30, 2003 $	Six months ended June 30, 2004 $	Six months ended June 30, 2003 $
OPERATING ACTIVITIES
Net income (loss)	(875,267)	38,806	(1,629,484)	(76,894)
Charges to income not involving cash:
Future income tax (recovery)	-	(209,240)	-	(209,240)
Loss on sale of investments	16,619	-	16,619	-
Stock-based compensation	153,354	8,220	225,078	16,440
Amortization	6,280	3,084	11,255	6,220
	(699,014)	(159,130)	(1,376,532)	(263,474)
Changes in non-cash operating working capital:
Accounts receivable and prepaid expenses	49,608	(234,307)	(305,270)	(187,598)
Accounts payable and accrued liabilities	(643,910)	(4,780)	148,507	36,653

Net cash used in operating activities	(1,293,316)	(398,217)	(1,533,295)	(414,419)

FINANCING ACTIVITIES
Issuance of common shares for cash	2,362,408	2,694,257	9,459,984	2,931,757
Issuance of warrants for cash	57,592	-	138,316	-
Warrants exercised	31,958	-	145,354	-
Options exercised	15,440	-	88,771	-
Share issue costs	(182,896)	-	(733,861)	-
Commission paid in units	25,000	-	187,529	-

Net cash provided by financing activities	2,309,502	2,694,257	9,286,093	2,931,757

INVESTING ACTIVITIES
Restricted short-term investments	-	(343)	(186)	(343)
Purchase of equipment	(19,121)	(5,585)	(31,042)	(22,776)
Interest in exploration properties and deferred exploration expenditures	(458,163)	49,270	(609,390)	(70,871)
Proceeds from sale of investments	20,381	-	20,381	-

Net cash used in investing activities	(456,903)	43,342	(620,237)	(93,990)

Increase in cash and cash equivalents	559,283	2,339,382	7,132,561	2,423,348

CASH AND CASH EQUIVALENTS, beginning of period	9,924,460	1,085,061	3,351,182	1,001,095

CASH AND CASH EQUIVALENT, end of period	10,483,743	3,424,443	10,483,743	3,424,443

NON CASH FINANCING AND INVESTING ACTIVITIES:
Common stock issued for interest in exploration properties	550,000	6,500	550,000	13,900
Common stock issued for commission	24,460	-	185,313	-
Warrants issued for commission	540	49,300	2,216	49,300

FRONTEER DEVELOPMENT GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004

1.  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

These interim financial statements do not include all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company. These statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation have been included in these interim financial statements. For further information, see the Company's consolidated financial statements including the accompanying notes for the year ended December 31, 2003.

Exploration Properties and Deferred Exploration Expenditures:

The Company is involved in the acquisition, exploration and development of natural resource properties and has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the discovery of economic reserves, the preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties, and their future profitable production or, alternatively, upon the Company's ability to dispose of its interest on an advantageous basis.

All direct costs associated with exploration properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related costs and expenditures are written off.

Stock-Based Compensation:

The CICA has issued new recommendations relative to Handbook section 3870, "Stock-based compensation and other stock-based payments", which is effective for fiscal years beginning on or after January 1, 2004. The recommendation requires recognition of an expense arising from stock options granted to both employees and non-employees, at the date of grant in an amount equal to the fair value of the options granted. The fair value of option grants is established at the date of grant using a Black-Scholes option pricing model and the compensation expense, equal to the option's fair value, is then recognized over the option's vesting periods.

The Company has an employee stock option plan. In 2004, the Company elected to apply the fair value method of accounting for stock options granted to employees on a retroactive basis in accordance with the recommendations of the Canadian Institute of Chartered Accountants. Accordingly, effective January 1, 2004, the fair value of all stock options granted are recorded as a charge to operations as the stock options vest and a credit to options in shareholders' equity. Any consideration paid on the exercise of stock options is credited directly to share capital.

2.   RESTRICTED SHORT-TERM INVESTMENTS

Restricted short-term investments consist of GIC investments pledged to secure letters of credit on behalf of the Berkley Homes (Pickering) Inc. joint venture.

FRONTEER DEVELOPMENT GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004

3.  EXPLORATION PROPERTIES

Properties	Total December 31, 2003	Additions	(Recoveries and Write downs)	Total June 30, 2004
	$	$	$	$
Properties optioned to Alberta Star
(Note 3a)
Dixie Lake	286,623	602,033	(602,477)	286,179

Properties optioned to Placer Dome (Note 3b)
Portage	3,501	544,498	(503,597)	44,402
Balmer	123,678	506	-	124,184
Sandy Point	55,810	-	-	55,810
	182,989	545,004	(503,597)	224,396
Properties optioned to Red Lake Resources (Note 3c)
General Uchi	2,693	-		2,693
Grace Lake	1	-		1
Mink Lake	1	258	-	259
Sol d’Or	1	592,740	(326,370)	266,371
Swain East	1	-	-	1
	2,697	592,998	(328,370)	269,325
Properties optioned to Northwestern Mineral Ventures (Note 3d)
General Bear	3,247	6,932	-	10,179
Achook	91,013	-	-	91,103
Conjuror	103,067	82	-	103,149
Flex	55,607	-	-	55,607
McPhoo	64,127	-	-	64,127
Longtom	-	215,212	(107,606)	107,606
	317,061	222,226	(107,606)	431,681
Labrador Properties (Note 3e)
General Labrador	75,275	196,148	(53,847)	217,576
Burnt Lake	1,435	-	-	1,435
Croteau	2,279	-	-	2,279
Emben	1,604	-	-	1,604
Letitia	1,931	-	-	1,931
Michelin	11,565	-	-	11,565
Micmac Lake	180	-	-	180
Posthill	9,525	-	-	9,525
Storm	2,502	-	-	2,502
	106,296	196,148	(53,847)	248,597
Other Properties (Note 3f)
Birch Island	-	-	-	-
Found Lake	4,153	-	-	4,153
Hurley	1,666	-	-	1,666
Shabu	55	-	-	55
Shanty Bay	4,284	-	-	4,284
Woman Lake	8,692	-	-	8,692
	18,850	-	-	18,850

Turkey (note 3g)
General Turkey	-	44,646	-	44,646
Agi Dagi	-	330,204	-	330,204
Kirazli	-	220,029	-	220,029
	-	594,879	-	594,879

	914,516	2,753,288	(1,593,897)	2,073,907

FRONTEER DEVELOPMENT GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004

3. EXPLORATION PROPERTIES (continued)

a)

Dixie Lake Property, Ontario; (Alberta Star Option Agreement)

The Company entered into an agreement on December 30, 2002 to acquire from an arm's length vendor an option to earn a 100% interest in the Dixie Lake Property, which consists of 51 claims situated in the Dixie Lake area of Ontario. The Company can earn its interest by making staged cash payments totaling $80,000 over a four-year period and issuing 200,000 common shares (150,000 issued) over a three-year period. The terms of the option allow the v endor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $1,000,000.

On September 22, 2003, the Company granted an option to Alberta Star Development Corp. ("Alberta Star'), to earn up to a 50% interest in the Property by paying an initial $10,000 (paid), issuing 50,000 common shares of Alberta Star (issued), completing $2 million in exploration work by September 22, 2006, making further annual cash payments totaling $125,000, and annual share issuances totaling 300,000 common shares of Alberta Star over a three year period ending in September, 2006. In addition to the above, Alberta Star is responsible for all cash payments to the underlying property vendor, during the option period.

In June, 2004 Alberta Star advanced $250,000 to Fronteer towards a budgeted $500,000 summer drill program on the Dixie Lake Property.

b)

Portage, Ontario; (Placer Dome Inc. Option Agreement)

Placer Dome Inc. ("Placer"), which acquired AurionGold on December 31, 2002 and agreed to take over AurionGold's commitment with respect to the Portage, Balmer, and Sandy Point Properties, has the right to earn a 65% interest in the properties by expending $2,500,000 at a minimum rate of $500,000 per year. Placer has the option to earn an additional 10% by either completing a bankable feasibility study or by expending an additional $5,000,000 on the properties at a minimum rate of $500,000 per year. The Company is the operator of the program with a 10% management fee until Placer has earned their 65% interest.

In February, 2004 Placer advanced $500,000 to Fronteer towards the summer drill program on the Portage Property and the 8 hole drill program has recently finished.

c)

Sol D'Or Group of Properties, Ontario; (Red Lake Resources Option Agreement)

On October 3, 2001 the Company granted to Red Lake Resources Inc. ("RLR") an option to earn a 50% interest in the Properties (Sol D'Or, Swain East, Grace Lake and Mink Lake), by completing $750,000 in exploration work before April 3, 2004, making cash payments totaling $60,000 and issuing 200,000 shares of Red Lake Resources Inc.

During 2003 Red Lake Resources Inc. completed its $750,000 work commitment under the option agreement, which has been credited to Exploration Properties, and has also issued the 200,000 shares. On January 14, 2004, RLR paid the final $30,000 option payment to the Company thereby earning its 50% interest in the Properties.

During the period RLR advanced $300,000 to the Company towards their 50% share of the budgeted $600,000 drill program which commenced in mid February and completed in April 2004.

FRONTEER DEVELOPMENT GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004

3. EXPLORATION PROPERTIES (continued)

a)

Northwest Territories Properties, NWT; (Northwestern Mineral Ventures Option Agreement)

The Company entered into an option agreement on October 4, 2002 with Phelps Dodge Corporation of Canada Ltd. ("PDC") to earn a 100% interest in the Conjuror Property, consisting of 5 claims in the Bear Province of the Northwest Territories. The Company can earn its interest by completing $500,000 in exploration work before October 4, 2006 and making cash payments of $125,000 ($35,000 paid), or issuing common shares of equivalent value, over a four-year period. The terms allow PDC to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $1,000,000.

On September 26, 2003, the Company granted to Northwestern Mineral Ventures Inc. an option to earn up to a 50% interest in the Conjuror, Achook, Flex and McPhoo Properties by paying the Company $20,000 on signing, completing $5 million in exploration work by September 26, 2008 and making additional cash payments of $250,000 over 5 years.

b)

Labrador Properties, NFLD; (Alliance with Altius Minerals Corporation)

On February 5, 2003 Fronteer and Altius Minerals formed an alliance to explore for iron-oxide copper-gold deposits in central Labrador. The alliance shares all acquisition and exploration costs on a 50-50 basis at cost, and will remain in effect as long as the jointly staked claims remain in good standing.

f) Other Properties, Ontario

The Company holds various other exploration properties in the Birch-Uchi Belt of northwestern Ontario located approximately 100 kilometres east-northeast of Red Lake.

The Company entered into an agreement on November 5, 2001 to acquire from an arm's length vendor an option to earn a 100% interest in the Woman Lake Property, which is situated immediately adjacent to one of the Birch Properties. The Woman Lake Property consists of three leased mining claims and six staked units. The Company can earn its interest in the Woman Lake Property by making staged cash payments totaling $21,500 ($9,000 paid) and issuing 90,000 common shares (60,000 issued) over a three-year period. The terms of the option allow the v endor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $750,000.

The Company entered into an agreement on May 31, 2002 to acquire from an arm's length vendor an option to earn a 100% interest in the Spot Lake Property, which now forms part of the Balmer Property. The Spot Lake Property consists of two claims. The Company can earn its interest in the Spot Lake Property by making staged cash payments totaling $44,000 ($5,000 paid) and issuing 85,000 common shares over a five-year period (30,000 issued). The terms of the option allow the vendor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $1,000,000. The Spot Lake Property falls under the property option agreement disclosed in Note 7b.

On November 12, 2003, the Company entered into an agreement to acquire from Jilbey Gold Exploration Ltd. ("Jilbey"), an arm's length v endor, an option to earn a 90% interest in the K-2 Property, which is contiguous to the Portage Property. The K-2 Property consists of two claims. The Company can earn its interest in the Property by reimbursing the staking costs up to a maximum of $2,000 and completing $500,000 in exploration work by December 31, 2007. Upon fulfilling these requirements, a participating joint venture will be formed with Jilbey holding 10% and the Company 90%. The Company will be designated as the operator during the earn-in phase.

FRONTEER DEVELOPMENT GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004

3.    EXPLORATION PROPERTIES (continued)

g) Turkey

In February, Fronteer signed a letter of intent with Teck Cominco’s Turkish subsidiary (“Teck Cominco”) to acquire a 100% interest in five epithermal gold properties located in Western Turkey. Fronteer completed its technical due diligence and on April 27, 2004 signed Letters of Agreement on two properties, the Agi Dagi Property and the Kirazli Property, and it is anticipated that a third agreement on the remaining properties will be signed shortly.

4.    SHARE CAPITAL

a) The share capital is as follows: Authorized: Unlimited common shares Issued and Outstanding:
	Common Shares	Amount
	#	$
Balance, December 31, 2003	21,334,968	4,743,074
Issued for cash	8,725,727	9,459,984
Issued for services rendered	170,481	185,313
Warrants exercised	220,771	176,682
Stock options exercised	137,330	117,271
Share issue costs	-	(733,864)
Issued for property	500,000	550,000
Balance, June 30, 2004	31,089,277	14,498,463

b) Common share purchase options:

The Company maintains a stock option plan whereby the Board of Directors may, from time to time, grant to employees, officers, directors of or consultants to the Company options to acquire common shares in such numbers, for such terms and at such exercise prices as may be determined by the Board.

For purposes of estimating the fair value of options using the Black-Scholes model certain assumptions are made such as expected dividend yield, volatility of the market price of the shares, risk free interest rates, and expected average life of the options. Exercise price and vesting dates may also vary.

During the six-month period ending June 30, 2004, the Company granted 825,000 stock options to employees and consultants. The fair value of these options estimated using the Black-Scholes model of $80,860 was charged to the statement of operations and deficit and credited to options in shareholders' equity. Options granted prior to December 31, 2003 which vested in this period were estimated using the Black-Scholes model to have a fair value of $144,218.

A summary of changes in stock options during the period is as follows:

		Options	Weighted average exercise [p]rice
		#	$
Balance, December 31,	2003	2,925,000	0.47
Granted		825,000	0.98
Exercised		(137,330)	0.65
Balance, June 30, 2004		3,612,670	0.58

FRONTEER DEVELOPMENT GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004

4.     SHARE CAPITAL (continued)

As at June 30, 2004, the directors, officers, employees and key consultants of the Company have been granted options as follows:
Date of Grant	Options Granted	Exercise Price	Expiry Date
	#	$
May 7, 2001	521,000	0.11	May 7, 2006
May 8, 2001	500,000	0.11	May 8, 2006
May 24, 2001	400,000	0.25	May 24, 2006
May 9, 2002	100,000	0.59	May 9, 2007
June 20, 2003	50,000	0.65	June 20, 2008
July 14, 2003	25,000	0.60	July 14, 2004
August 7, 2003	200,000	0.70	August 7, 2008
September 4, 2003	116,670	0.70	September 4, 2004
November 6, 2003	100,000	0.88	November 6, 2008
November 12, 2003	200,000	0.80	November 12, 2008
November 21, 2003	75,000	0.91	November 21, 2004
November 28, 2003	400,000	0.84	November 28, 2008
December 18, 2003	100,000	0.90	December 18, 2008
January 2, 2004	100,000	0.90	January 2, 2009
January 5, 2004	75,000	0.90	January 5, 2009
April 1, 2004	200,000	1.10	April 1, 2005
April 6, 2004	200,000	1.00	April 6, 2009
April 15, 2004	150,000	1.00	April 15, 2009
June 23, 2004	100,000	0.85	June 23, 2007
	3,612,670

c) Warrants

A summary of changes in warrants during the period is as
follows:		Warrants	Weighted average exercise [p]rice
		#	$
Balance, December 31,	2003	2,405,710	0.64
Granted		5,351,538	1.46
Exercised		(220,771)	0.66
Balance, June 30, 2004		7,536,477	1.22
As at June 30, 2004, the Company had the following warrants outstanding: Expiry Date
		#	$
December 19, 2004		745,000	0.55
January 6, 2005		150,000	0.575
June 26, 2005		1,320,800	0.70
March 31, 2005 and 2006 ($1.65 in 2nd year )		3,336,740	1.45
March 31, 2005		652,573	1.50
April 13, 2005 and 2006 ($1.65 in 2nd year)		1,111,364	1.45
April 13, 2005		220,000	1.50
		7,536,477

FRONTEER DEVELOPMENT GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004

5.  INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income taxes are determined based on differences between the carrying amount of assets and liabilities and their corresponding tax values. These income tax assets and liabilities are measured using the substantially enacted tax rates in which the income tax assets or liabilities are expected to be settled or realized.

The potential future tax benefits of the combined tax losses and exploration expenditures have not been reflected in the accounts of the Company.

6.  COMMITMENTS

As at June 30, 2004, the Company is committed to incur prior to December 31, 2004, on a best efforts basis $702,527 in qualifying Canadian exploration expenditures pursuant to a private placement for which flow-through proceeds had been received prior to December 31, 2003 and renounced to the subscribers as at that date.

The Company has entered into letters of agreement with Teck Cominco whereby the Company has agreed to spend US$1.25 million on exploration prior to April 30, 2005 with respect to two mineral projects in western Turkey.

7.  RELATED PARTY TRANSACTIONS

Management and property investigation fees of $54,280 were paid to a corporation whose sole shareholder is an officer and director of the Company.

8.  (LOSS) PER SHARE

The existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis. As the effect of the dilution is to reduce the reported loss per share, the fully diluted loss per share for the periods ended June 30, 2004 and 2003 have not been presented.

9.  COMPARATIVE FIGURES

Certain of the 2003 comparative figures have been reclassified to conform to the 2004 presentation.

10. CHANGE IN ACCOUNTING POLICY

The CICA has issued new recommendations relative to Handbook section 3870, "Stock-based compensation and other stock-based payments", which is effective for fiscal years beginning on or after January 1, 2004. The recommendation requires recognition of an expense arising from stock options granted to both employees and non-employees, at the date of grant in an amount equal to the fair value of the options granted. The fair value of option grants is established at the date of grant using a Black-Scholes option pricing model and the compensation expense, equal to the option's fair value, is then recognized over the option's vesting periods.

The impact of the adoption of the fair v alue-based method has resulted in an increase in the accumulated deficit of $242,094, with a corresponding credit to options in shareholders' equity, reflecting the fair value of options granted during 2003. In the first and second quarter of 2004 stock based compensation of $225,078 was expensed with a corresponding credit to options in shareholders' equity.

FRONTEER DEVELOPMENT GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SECOND QUARTER ENDED JUNE 30, 2004

CORPORATE INFORMATION

Corporate Office

Suite 1640

1066 West Hastings Street Vancouver, British Columbia Canada V6E 3X1

Phone: 604 632 4677

Fax: 604 632 4678

Email: info@fronteergroup.com Web: www.fronteergroup.com

Directors

Oliver Lennox-King Mark O'Dea

George Bell

Don McInnes

Lyle Hepburn

Officers and Management

Mark O'Dea, President and CEO Larry Johnson, Chief Financial Officer Rick Valenta, Vice President, Exploration

Legal Counsel

Goodman and Carr, LLP Suite 2300

200 King Street West Toronto, Ontario

Canada M5H 3W5

Registrar and Transfer Agent

Equity Transfer Services Inc. Suite 420

20 Adelaide Street West Toronto, Ontario

Canada M5H 4C3

Shares Listed

Toronto Stock Exchange: FRG Frankfurt Stock Exchange: FRR

Capitalization

Authorized: Unlimited Issued capital: 31,089,277 Fully diluted: 42,238,424 As of July 30, 2004

Management Discussion and Analysis

For the Second Quarter ended June 30, 2004

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the financial statements of the Company for the period ended June 30, 2004, and the related notes.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  This MD&A is made as of July 30, 2004.

Additional information relating to Fronteer, including the Company’s Annual Information Form, is on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com

SUMMARY AND OVERALL PERFORMANCE

Fronteer Development Group Inc. is a Canadian based mineral exploration company.  The Company owns and operates projects in the Red Lake gold camp in Ontario, the Central Mineral Belt (CMB) of Labrador, and the Bear Geological Province in the NWT, Canada.  The Company’s projects are focused on the discovery of gold and uranium-copper-gold-silver (Olympic Dam-style) deposits.  Since our last interim Fronteer has also signed Letters of Agreement with Teck Cominco’s Turkish subsidiary to option several epithermal gold properties located in Western Turkey.

In April, the Company closed the second tranche of a private placement for gross proceeds of $2.4M, strengthening its financial position with over $10M in cash at the end of the second quarter.  In June the Company’s Registration Statement on Form 20-F was accepted for filing by the SEC.  Fronteer is now published in Standard & Poor’s Corporation Records, a recognized securities manual for secondary trading in 35 states under the Blue Sky Laws.  Results from drilling at Dixie Lake in the first quarter (11g/t Au over 8.0 meters) continued to confirm high grade gold mineralization and led to another round of drilling at Dixie during the second quarter.  In a joint venture with Placer Dome a 2,500 m. drill program commenced in April on the Portage gold property also in the Red Lake gold camp of Ontario.  In June, a well recognized company was retained to conduct an airborne geophysical survey over its ground in the CMB of Labrador and follow-up programs will be carried out this summer with targets anticipated to be “drill-ready” by October 2004.  In early July a 2,500 metre drill program started on the Company’s “Olympic Dam-type” project in the NWT to test a series of large geophysical anomalies associated with surface mineralization.  Geological staff from Fronteer are currently on-site in Turkey conducting surveys and working up targets to be drilled during the upcoming 6,000 metre drill program announced on July 29th, 2004.

EXPLORATION OVERVIEW

Dixie Lake

In late 2002, Fronteer acquired the rights to earn a 100% interest in the Dixie Lake property 28 km southeast of Placer Dome’s Campbell mine and Goldcorp’s Red Lake mine in the Red Lake belt.  A 954 line kilometre airborne survey was completed during the first and second quarters of 2003 and drill targets were evaluated.  In September 2003 Fronteer granted an option to Alberta Star to earn a 50% interest in the property and in October a ten hole drill program was undertaken.  Gold mineralization was intersected in all 10 holes resulting in a second round of drilling in February 2004 consisting of 7 holes to test the projection of a high grade ore shoot.  This program was also successful, intersecting the highest grade and thickest gold intersection drilled to date on the property.  A further 5 diamond holes were drilled in the June-July period to test the projection of the shoot at greater depth.  All the drill holes successfully encountered the 88-4 zone and associated gold mineralization, and further constrained the geometry of the shoot at depth.  The shoot remains open, and will be followed up with additional drilling in September-October.

Portage

In the fourth quarter of 2002, AurionGold was acquired by Placer Dome who agreed to take over AurionGold’s commitment on these three properties by expending $2,500,000 at a minimum rate of $500,000 per year.  The first phase of the 2003 exploration program consisted of a compilation of Placer’s historical exploration data in the belt with Fronteer’s GIS database in order to define targets for follow-up exploration.  The second phase of the program included a 2,276 line kilometre airborne magnetic gradient survey of the area and was followed by a six week field program using specific target traverses, till and soil geochemistry, lithogeochemistry and prospecting.  In February 2004 Placer advanced $500,000 towards a March 2004 scout drill program on targets that emerged from that program.  An 8 hole program has just finished, and the scout drilling was successful in identifying a previously unrecognized zone of early iron carbonate – quartz veining of the style seen at Red Lake.  A program of mobile metal ion (MMI) soil and glacial till sampling was carried out in July in order to test additional targets on claims recently acquired to the east and west of the Portage target.  The entire zone will be the subject of a follow-up drill program in the winter.

Swain-Sol D’Or and Mink

In May 2003 nine drill holes were completed on the property intersecting new zones of gold mineralization within broad zones of alteration.  During 2003 Red Lake Resources Inc. completed its $750,000 work commitment and paid Fronteer the remaining $30,000 cash under the option agreement in January, 2004 thereby vesting its 50% interest in the properties.  Ongoing exploration will be on a 50-50 joint venture basis.  By April 7, 2004 Red Lake Resources had paid $300,000 in advances to Fronteer towards a budgeted $600,000 drill program which began in February 2004.  The 12 hole drill program was carried out in the Swain-Sol D’Or area finished in early April.  Gold results were generally disappointing, though there were some narrow higher grade intersections in the area of the Sol D’Or mine.  No further work is contemplated at this time.

Northwest Territories

In September 2003 Fronteer optioned its properties in the Bear Province of the Northwest Territories to NW Mineral Ventures Inc. who can earn a 50% interest in the properties by incurring exploration expenditures of $5 million and making cash payments of $250,000 within five years.  The Longtom property, part of this package optioned from Alberta Star, is being drilled during July and August to test a series of magnetic, gravity and IP chargeability anomalies, some of which have surface indications of Cu-Au mineralization.  Further target development and refinement is being carried out on other properties in the land package.

Labrador

During 2003, Fronteer entered into a 50-50 Joint Venture with Altius Minerals to jointly evaluate and explore a large portion of central Labrador for Iron-Oxide Copper-Gold deposits.  Approximately, 180,000 acres have been staked and high priority targets have been selected.

The Joint Venture shares all acquisition and exploration costs on a 50-50 basis at cost.  A grassroots exploration consisting of geological mapping, prospecting, sampling and relogging of archived core began in the early summer of 2003.  In October 2003 Fronteer announced that as a result of the exploration program identifying numerous occurrences of copper, gold, silver and uranium mineralization 6 additional properties totaling 29,300 hectares were acquired.  In February 2004 high grade uranium results were announced from samples collected and logistical planning is currently underway for the 2004 summer program which will include geophysical surveys, follow up geology, geochemistry and drill target definition.  In March 2004 a large package of additional claims was acquired based on further analysis of the results of work to date, bringing total ground holdings to 69,000 hectares.  A large regional airborne magnetic and radiometric survey is being carried out in the July-August period, followed by field-based prospecting, mapping, geochemistry and geophysics.

Turkey

On April 7, 2004, Fronteer announced that it had completed technical due diligence, and had given notice to Teck Cominco’s Turkish subsidiary that it will be proceeding with an option to acquire a 100% interest in five of its epithermal gold properties located in Western Turkey.  Two of the properties have preliminary gold resources already outlined.  A 6,000 metre diamond and RC drill program at the Agi Dagi property commenced in July and will continue into the fall.  The objective of this program is to test for extensions to the established resource, and to test a large number of additional targets on the property.  Drilling is also planned for the Kirazli project later in 2004.

RESULTS OF OPERATIONS

The Company recorded a net loss of $1,629,484 for the 6 month period ended June 30, 2004 compared to a loss of $76,894 during the corresponding period in the previous year.  Increased investor relations, advertising and promotion, and consulting fees, accounted for a substantial portion of the increase in expenditures. These were incurred mainly for the development and widespread distribution of new investor materials to broaden the shareholder base, describing the Company’s projects in Canada and recently optioned in western Turkey.  Additional staffing requirements also contributed to the increase in operating expenditures during the period.

Transactions with related parties have occurred in the normal course of operations.  The Company had a consulting agreement with a corporation to whom it paid management fees of $54,280 and whose sole shareholder is an officer and director of the Company.  On May 1, 2004 this executive officer signed an employment contract with the Company as an employee at an annual salary of $160,000.

Operating activities during the second quarter of 2004 required $1,293,316 in cash compared with $398,217 during the same period in the previous year, a result of the increased expenditures mentioned above.

Financing activities provided cash of $2,859,502 in the second quarter of 2004 including $47,398 from the exercise of warrants and share purchase options, compared to $2,694,257 during the same period in the previous year.

Investing activities required $1,006,903 in cash in the second quarter compared with providing $43,342 during the same period last year.  Fronteer expended cash on mineral properties and deferred exploration in the amount of $1,008,163 during the second quarter of 2004.

Cash and equivalents were $10,483,743 as at June 30, 2004 compared to $3,424,443 as at June 30, 2003.

SUMMARY OF QUARTERLY RESULTS

Year	2004	2004	2003	2003
Quarter	June 30	March 31	December 31	September 30
	$	$	$	$
Working Capital	10,696,411	9,542,826	3,406,901	3,306,772
Mineral properties & deferred exploration expenditures	2,073,907	1,065,744	914,516	811,641
General and administrative costs	875,267	754,217	428,421	367,543
Net income (loss)	(875,267)	(754,217)	(299,421)	(94,543)

Year	2003	2003	2002	2002
Quarter	June 30	March 31	December 31	September 30
	$	$	$	$
Working Capital	3,632,873	1,054,061	1,058,237	787,151
Mineral properties & deferred exploration expenditures	610,399	653,169	525,628	589,413
General and administrative costs	170,434	115,700	90,029	52,785
Net income (loss)	38,806	(115,700)	(25,278)	(52,785)

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $10,696,411 at June 30, 2004 compared to $3,632,873 at June 30, 2003. The increase in working capital is from private placement proceeds ($9,459,984) and the exercise of warrants ($176,682) and stock options ($117,271).  This working capital is considered sufficient for administrative overhead, property investigations and currently planned exploration expenditures for at least the next 24 months.

As at June 30, 2004 there were 3,612,670 stock options outstanding at a weighted average price of $0.58 and 7,536,477 warrants outstanding at a weighted average price of $1.22.  Included in these outstanding warrants pursuant to the most recent private placement are 4,448,104 warrants at $1.45 until April 13, 2005 and $1.65 until April 13, 2006 and also 872,573 broker warrants at $1.50 until April 13, 2005.

Fronteer is budgeting approximately $3M for exploration expenditures during the year 2004.  The Company is required to and will spend $1,315,245 on Canadian Exploration Expenditures for which flow-through proceeds had been received prior to December 31, 2003.

Fronteer currently has no operating revenues other than interest income and relies primarily on funding from joint venture partners earning an interest in Fronteer’s properties, equity financings and the exercise of warrants and options to finance its exploration and administrative costs.

FINANCING AND INVESTING ACTIVITIES

In April 2004, Fronteer closed the second tranche of a private placement for gross proceeds of $2.4M issuing 2,200,000 similar units at $1.10 per unit.  Each unit consists of one common share and one-half of one share purchase warrant.  Each whole warrant entitles the holder to acquire one common share of Fronteer for two years at an exercise price of $1.45 for the first year and $1.65 for the second year.

TRANSACTIONS WITH RELATED PARTIES

Management and property investigation fees of $54,280 were paid to a corporation whose sole shareholder is an officer and director of the Company.

OUTSTANDING SHARES

Common shares outstanding subsequent to the year end

# of common shares
Balance, December 31, 2003	21,334,968
Shares issued pursuant to private placement	8,896,208
Shares issued on exercise of warrants	220,771
Shares issued on exercise of options	137,330
Shares issued for mineral property	500,000

Balance, June 30, 2004	31,089,277

CHANGES IN ACCOUNTING POLICIES

Stock options

The CICA has issued new recommendations relative to Handbook section 3870, “Stock-based compensation and other stock-based payments”, which is effective for fiscal years beginning on or after January 1, 2004.  The recommendation requires recognition of an expense arising from stock options granted to both employees and non-employees, at the date of grant in an amount equal to the fair value of the options granted.  The fair value of option grants is established at the date of grant using a Black-Scholes option pricing model and the compensation expense, equal to the option’s fair value, is then recognized over the option’s vesting periods.

The impact of the adoption of the fair value-based method has resulted in a restatement of opening retained earnings of $242,094 with a corresponding credit to options in shareholders’ equity, reflecting the prior periods cost of options granted.  In the second quarter of 2004 stock based compensation of $153,354 was expensed with a corresponding credit to options in shareholders’ equity.

Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset.  This is substantially consistent with the CICA Handbook Section 3110, Asset Retirement Obligations, which is effective for fiscal periods beginning on or after January 1, 2004.

CICA 3110 and SFAS 143 require that estimated future cash reclamation and closure costs be discounted and an asset recorded for the discounted value of the estimated future costs. It also requires that an accretion expense be recognized in each period which increments the recorded liability to eventually equal the cash reclamation costs by the time the projected reclamation work is performed.

The Company has determined that it does not have any asset retirement obligations.

ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amount of revenues and expenses during the reporting period.  Areas requiring the use of management estimates include the rates for amortization of capital assets, and the assumptions used in the determination of the fair value of stock-based compensation. Actual results could differ from those estimates.

Decisions to write off costs of exploration properties and deferred exploration expenditures are based on management’s judgment as to the actual value of the properties and are therefore subjective in most cases.

Management believes that the estimates and assumptions used are reasonable.

UNCERTAINTIES AND RISK FACTORS

The Company’s overall financial performance is significantly affected by the costs and results of its exploration and development programs.  Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful.  Among the many uncertainties inherent in any exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities.  Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change.  Accordingly, the Company’s exploration and development programs may not result in economically viable mining operations.  Even if an apparently mineable deposit is discovered, there is no assurance that it will ever reach production or be profitable, as its results are influenced by many key factors, such as commodity prices and foreign exchange rates, which cannot be controlled by management.

FORWARD LOOKING STATEMENTS

This MD&A may include certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital. There can be no assurance that future developments affecting Fronteer will be those anticipated by management.  Please refer to the discussion of these and other factors in Fronteer’s Annual Form 20-F and other documents filed with the Securities and Exchange Commission(File# 000-50582) The Toronto Stock Exchange and the Canadian securities administrators through SEDAR.

OUTLOOK

Fronteer will continue to evaluate new mineral property acquisition opportunities as they arise and finance these activities with working capital on hand and future equity financings.

With industry partners funding most exploration costs thus minimizing dilution of stock and a healthy working capital position, Fronteer is well positioned to acquire additional mineral properties and continue its exploration activities.

“Mark O’Dea”

“Larry Johnson”

 Mark O’Dea

 Larry Johnson

 President

 CFO, Corporate Secretary

July 30, 2004

#

Corporate Office

Suite 1640

1066 West Hastings Street

Vancouver, British Columbia

Canada V6E 3X1

Phone: 604 632 4677

Fax: 604 632 4678

Email: info@fronteergroup.com

Web: www.fronteergroup.com

Directors

Oliver Lennox-King

Mark O'Dea

George Bell

Don McInnes

Lyle Hepburn

Officers and Management

Mark O'Dea, President and CEO

Larry Johnson, Chief Financial Officer

Rick Valenta, Vice President, Exploration

Legal Counsel

Goodman and Carr, LLP

Suite 2300

200 King Street West

Toronto, Ontario

Canada M5H 3W5

Registrar and Transfer Agent

Equity Transfer Services Inc.

Suite 420

20 Adelaide Street West

Toronto, Ontario

Canada M5H 4C3

Shares Listed

Toronto Stock Exchange: FRG

Frankfurt Stock Exchange: FRR

Capitalization

Authorized: Unlimited

Issued capital: 31,089,277

Fully diluted: 42,238,424

As of July 30, 2004

Form 52-109T2 – Certification of Interim Filings during Transition Period

I, Larry Johnson, Chief Financial Officer of Fronteer Development Group Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Fronteer Development Group Inc. (the issuer) for the interim period ending June 30, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: __July 30, 2004__________

“Larry Johnson”
Larry Johnson Chief Financial Officer

Form 52-109T2 – Certification of Interim Filings during Transition Period

I, Mark O’Dea, President and Chief Executive Officer of Fronteer Development Group Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Fronteer Development Group Inc. (the issuer) for the interim period ending June 30, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: ______July 30, 2004_____

“Mark O’Dea”
Mark O’Dea Chief Executive Officer